Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

03 JAN -7 AM

LINDEMANS
making life more enjoyable

17 December 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

03003213

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
UK SENIOR MANAGEMENT APPOINTMENTS

We enclose herewith for filing a copy of an announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

dlw 1/22

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

17 December 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

Receipt Acknowledgement Copy

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
UK SENIOR MANAGEMENT APPOINTMENTS

We enclose herewith for filing a copy of an announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

NEWS RELEASE

SOUTHCORP
UK SENIOR MANAGEMENT APPOINTMENTS

Southcorp Limited today announced that Jeffrey Wilkinson has been appointed to succeed Mario Micheli as President, UK/Europe. Jeffrey Wilkinson is currently General Manager New South Wales and Victoria Operations with Southcorp. He has extensive experience in operational and logistical management, including in the United Kingdom and European wine markets.

Jeffrey Wilkinson replaces Mario Micheli, who has decided to leave Southcorp to pursue other interests and career aspirations after three years in the role. Mario will however, be available to the business over the next few months to assist the company in this transition.

Keith Lambert, Managing Director and Chief Executive Officer said: "I would like to thank Mario for his contribution to the growth of Southcorp's UK and European businesses over the last few years and we wish him well in his future endeavours".

Jeffrey Wilkinson's appointment provides a strong commercial and customer focus to our important UK and European operations. Jeffrey has had strong connections with the UK trade in his operations and logistics role and was seconded earlier in the year to London to assist the region with the implementation of its business plans and successful conclusion of the 2002 fiscal year.

Jeffrey brings to the position a career in the Australian wine industry, superb skills in general management, winemaking and customer service, as well as a strong knowledge of Southcorp's operations and brands.

Jeffrey Wilkinson holds a Bachelor of Applied Science in Wine Science and a Master of Business Administration. He joined Rosemount in December 1997 as Operations Director. Prior to that, he was Operations Director at Mildara Blass Ltd, where he also worked as Manager/Winemaker.

Ian Tottman has also been appointed Vice President, Sales UK. Ian has until recently been Commercial Director with Pernod Ricard where he has worked since 1997. Ian Tottman's appointment is designed to strengthen Southcorp's strategic sales capabilities in the UK, as well as the company's relationships with distributors and key commercial clients. He will report to Jeffrey Wilkinson, along with other senior members of the UK/European team: Peter Jackson - Vice President European Sales, James Lousada – Vice President Marketing, John McDonnell – HR Director and Chas Howes - Vice President Finance.

For further information contact:

Dr Robert Porter
General Manager Investor Relations & Corporate Affairs
Work: 61 2 9465 1154
Mobile: 61 (0) 407 391 829